EXHIBIT 1
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FOR IMMEDIATE RELEASE                                              28 April 2004



                              WPP GROUP PLC ("WPP")

                   WPP appoints Orit Gadiesh and Paul Spencer
                           as non-executive directors

WPP announces the appointment of two new  non-executive  directors to its Board:
Orit Gadiesh, who is Chairman of Bain & Company, Inc., the global strategy consulting firm and Paul Spencer, former Chief Executive UK of Royal & Sun Alliance PLC, the multinational insurance company. They join the Board with immediate effect.

Ms Orit Gadiesh is a world-renowned expert on management and corporate strategy who, as Chairman of Bain & Company, has advised a multiplicity of CEOs and senior executives of major international companies on strategy development and the implementation of change. She has counseled top level management on structuring and managing portfolios, developing and implementing global strategy, executing turnarounds, improving organizational effectiveness, and designing both cost reduction and growth programs. Besides her Chairman role, Ms Gadiesh continues to be directly involved with her own clients, spending time mainly in North America and Europe, but also Asia. She is a regular contributor to business publications and a sought-after public speaker, addressing events like the World Economic Forum in Davos, Switzerland and the World Knowledge Forum in Asia.

A distinguished professional, Ms Gadiesh's achievements and outstanding leadership have been publicly recognized, in the US and beyond, by a variety of honors, including the 2000 Harvard Business School Alumni Achievement Award and the 2000 Distinguished Leadership Award from IDC University. She holds an MBA from Harvard Business School and was a Baker Scholar. Ms Gadiesh volunteers her experience as a pragmatic strategist to the academic, business and civic communities. She is an active board or council member at Harvard Business School and Kellogg School in the US and the Haute Ecole Commerciale in France. She sits on the Board of the Federal Reserve Bank of New England and of The Peres Institute for Peace and is a member of the Council of Foreign Relations. She is a resident of Boston, Massachusetts, US.


                                                                       Cont'd...



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
Paul Spencer is a highly-experienced financier with over 20 years of responsibility for the finances of blue chip public companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and ultimately Royal & Sun Alliance PLC ("R&SA"). He joined R&SA in 1996 as Group Finance Director, moving to the role of Chief Executive UK three years later, where his responsibilities included managing operations with a turnover of (pound)5.2 billion.

Prior to R&SA, Spencer spent 10 years as Associate Director, Treasurer at Hanson PLC, at the time the eighth largest UK company with a market capitalisation of (pound)14 billion and over 100 trading subsidiaries in the US and UK. He established what became the respected Hanson Treasury department, was involved in their complex investor relations and actively participated in numerous acquisitions and disposals in the US and the UK. Since leaving R&SA in 2002, Spencer has taken on the role of non-executive Chairman of State Street Managed Pension Funds (funds (pound)12 billion) and of Goshawk Insurance Group PLC. He is a non-executive director of NS & I (funds (pound)62 billion), a UK government-owned retail savings institution and of Britannic Group plc. Spencer is Chairman of the Association of Corporate Treasurers Advisory Board and lives in London.

ENDS

For further information, please contact:

Feona McEwan, WPP                           44-20 7408 2204
www.wpp.com


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